Exhibit 99.1

Mobileye Announces Second Quarter 2016 Financial Results

Second Quarter 2016 Highlights:

•	Total revenue of $83.5 million
•	GAAP Net Income of $26.9 million; Non-GAAP Net Income of $41.2 million
•	GAAP fully diluted EPS of $0.11; Non-GAAP fully diluted EPS of $0.17
•	Generated GAAP net cash from operating activities of $37.8 million; Non-GAAP free cash flow of $33.0 million

JERUSALEM, Israel – July 26, 2016 – (NYSE: MBLY) – Mobileye N.V., the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced financial results for the quarter ended June 30, 2016.

“We are pleased with the second quarter financial results,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye. “More important, commercial and strategic achievements in Q2 capped a first half in which we secured new business at all levels, from ADAS through fully autonomous, as well as introduced innovative new products, such as Road Experience Management (REM).  In addition to winning new ADAS programs and new Tier-1 partnerships, we have begun an expansion of our value proposition by creating partnerships with automakers and others in order to bring fully autonomous driving to volume production within the next five years.  The BMW/Intel/Mobileye partnership is the first significant collaboration of this type and we anticipate others. Overall, we believe we have made important progress in advancing our strategy of securing a significant, long-term presence in all levels of autonomous driving.”

Second Quarter 2016 Financial Highlights

•	Revenue: Total revenue for the second quarter of 2016 was $83.5 million, compared to $52.8 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $64.4 million, compared to $43.6 million in the prior-year period. EyeQ chip volume increased 45.4% year-over-year to 1,409 thousand EyeQ units, compared to 969 thousand units in the prior-year period. The EyeQ Average Selling Price (ASP) per unit for the second quarter of 2016 was $44.5, up from $43.7 during the same period last year. After market (AM) revenue contributed the remaining $19.1 million of total revenue for the second quarter of 2016 compared to $9.2 million in the prior-year period.

•	Net Income and Earnings per Share: GAAP net income for the second quarter of 2016 was $26.9 million, or $0.11 per diluted share. This compares to GAAP net income of $15.3 million, or $0.06 per diluted share, for the second quarter of 2015. GAAP results included share-based compensation expense, net of tax, of $14.4 million for the second quarter of 2016 compared to $8.3 million for the second quarter of 2015.

Non-GAAP net income for the second quarter of 2016 was $41.2 million, or $0.17 per share, based on 237.7 million weighted average diluted shares outstanding. This compares

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to non-GAAP net income of $23.6 million, or $0.10 per share, based on 237.8 million weighted average diluted shares outstanding during the second quarter of 2015. Non-GAAP net income excludes share-based compensation expense, and the applicable income tax effect.

•	Cash and Cash Flow: At June 30, 2016, Mobileye had cash, cash equivalents, restricted cash and marketable securities of $543.1 million, compared to $510.2 million at March 31, 2016.

The company generated $37.8 million in GAAP net cash from operating activities for the second quarter of 2016 compared to $23.6 million for the second quarter of 2015. The company generated $33.0 million in non-GAAP free cash flow for the 2016 second quarter compared to $22.8 million for the comparable 2015 quarter. Non-GAAP free cash flow represents GAAP net cash provided by operating activities minus capital expenditures.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.” The Company has updated the reconciliation of GAAP to non-GAAP net income in line with the recent Securities and Exchange Commission ("SEC") Compliance & Disclosure Interpretations ("C&DIs") and added to the reconciliation the applicable tax effect on share-based compensation expense, for all presented periods.

Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Time (U.S. time) today (Tuesday, July 26, 2016) to review the company’s financial results for the second quarter ended June 30, 2016. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through October 24, 2016.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from 25 global automakers. The Company’s products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as "believes," "intends," "expects," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue

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reliance on these statements. Many factors may cause the Company’s actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

In this release, we provide financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with those of other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense and the applicable income tax effect from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense and the applicable income tax effect is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operating results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP free cash flow. We define non-GAAP free cash flow as GAAP net cash provided by operating activities minus capital expenditures. Non-GAAP free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using non-GAAP free cash flow versus the GAAP measure of net cash provided by operating activities as a means of evaluating our company is that non-GAAP free cash flow does

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not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected Non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to the fluctuations of our stock price, which impact share-based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Dan Galves

CCO / SVP

Dan.Galves@mobileye.com

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenue	$158,685	$98,408	$83,478	$52,827
Cost of revenue	38,953	25,605	20,405	13,570

Gross profit	119,732	72,803	63,073	39,257

Operating costs and expenses

Research and development, net	29,612	20,232	14,633	10,505
Sales and marketing	7,294	6,979	3,563	3,483
General and administrative	28,883	15,887	14,629	8,230

Total operating expenses	65,789	43,098	32,825	22,218

Operating profit	53,943	29,705	30,248	17,039

Interest income	2,388	688	1,217	513
Financial income (loss), net	(262)	(434)	(423)	160

Profit before taxes on income	56,069	29,959	31,042	17,712

Taxes on income	(7,284)	(4,546)	(4,174)	(2,437)

Net income for the period	$48,785	$25,413	$26,868	$15,275

Basic and diluted income per share:
Basic	$0.22	$0.12	$0.12	$0.07
Diluted	$0.21	$0.11	$0.11	$0.06

Weighted average number of Ordinary shares (in thousands)
Basic	219,148	216,287	219,332	217,362
Diluted	237,325	237,417	237,709	237,837

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MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (UNAUDITED)

(in thousands, except per share data)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2016	2015	2016	2015

GAAP net income (loss) as reported	$48,785	25,413	$26,868	15,275

Non-GAAP adjustment
Expenses recorded for Stock based compensation
Cost of revenues	19	10	12	5
Research and development	5,236	3,871	2,895	2,036
Sales and marketing	117	1,031	63	608
General and administrative	22,164	11,563	11,461	5,752
Total Stock based compensation	27,536	16,475	14,431	8,401
Income tax effect	(334)	(117)	(60)	(53)
Total adjustment	27,202	16,358	14,371	8,348

Non-GAAP net income	75,987	41,771	41,239	23,623

Non-GAAP net income per share
Basic	$0.35	$0.19	$0.19	$0.11
Diluted	$0.32	$0.18	$0.17	$0.10

Weighted average number of shares (in thousands)
Basic	219,148	216,287	219,332	217,362
Diluted	237,325	237,417	237,709	237,837

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MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S. dollars in thousands)

	June 30,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$190,456	$152,692
Marketable securities	99,908	59,394
Trade account receivables, net	38,610	23,706
Inventories	45,922	42,676
Other current assets	13,863	14,817
Total current assets	388,759	293,285

Long-term assets
Marketable securities	249,713	260,982
Property and equipment, net	16,854	11,031
Severance pay fund	11,211	9,863
Other assets	3,142	2,453
Total long-term assets	280,920	284,329

Total assets	$669,679	$577,614
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$28,334	$24,593
Employee related accrued expenses	6,639	5,341
Other current liabilities	17,240	13,322
Total current liabilities	52,213	43,256

Long-term liabilities
Accrued severance pay	14,080	12,020
Long-term liabilities	7,321	6,864
Total long-term liabilities	21,401	18,884

Total liabilities	73,614	62,140

Shareholders’ equity

Share capital	2,566	2,558
Additional paid-in capital	606,293	577,212
Accumulated other comprehensive income (loss)	942	(1,775)
Accumulated deficit	(13,736)	(62,521)
Total shareholders’ equity	596,065	515,474

Total liabilities and shareholders’ equity	$669,679	$577,614

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MOBILEYE N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash flows from operating activities
Net income for the period	$48,785	$25,413	$26,868	$15,275
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,867	1,618	997	831
Exchange rate differences	(262)	(577)	309	(1,241)
Accrued severance pay	2,060	1,528	798	1,208
Loss (gain) from marketable securities	(28)	168	7	135
Share-based compensation	27,536	16,475	14,431	8,401
Changes in assets and liabilities:
Trade accounts receivables, net	(14,904)	(7,609)	(5,398)	(118)
Other current assets	814	1,839	(1,360)	3
Inventories	(3,246)	(9,665)	(5,544)	(6,420)
Other long-term assets	(689)	(706)	(432)	(659)
Account payables and accrued expenses	2,856	9,076	2,609	4,260
Employee-related accrued expenses	1,298	843	291	(765)
Other current-liabilities	3,918	6,399	4,203	2,318
Long-term liabilities	209	282	(26)	392
Net cash provided by operating activities	70,214	45,084	37,753	23,620

Cash flows from investing activities
Change in restricted and short-term deposits	(7)	25	(7)	25
Proceeds from maturities / sales of marketable securities	34,701	129,675	11,278	126,443
Purchase of marketable securities	(60,953)	(357,730)	(36,840)	(247,988)
Severance pay fund	(1,197)	(837)	(626)	(476)
Purchase of property and equipment	(6,805)	(3,521)	(4,755)	(809)
Net cash used in investing activities	(34,261)	(232,388)	(30,950)	(122,805)

Cash flows from financing activities
Cash received in respect of withholding taxes related to exercise of options	-	-	-	(28,000)
Non-recourse loan	(1,450)	-	(1,450)	-
Exercise of options	3,150	6,866	1,152	1,863
Net cash provided by (used in) financing activities	1,700	6,866	(298)	(26,137)

Increase (decrease) in cash and cash equivalents	37,653	(180,438)	6,505	(125,322)

Balance of cash and cash equivalents at the beginning of the period	152,692	339,881	184,029	284,331
Exchange rate differences on cash and cash equivalents	111	204	(78)	638
Balance of cash and cash equivalents at the end of the period	$190,456	$159,647	$190,456	$159,647

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MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO NON-GAAP FREE CASH FLOWS (UNAUDITED)

(in thousands)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2016	2015	2016	2015

GAAP net cash from operating activities as reported	$70,214	$45,084	$37,753	$23,620

Capital Expenditures	(6,805)	(3,521)	(4,755)	(809)
Non-GAAP Free Cash Flow	63,409	41,563	32,998	22,811

MOBILEYE N.V.

SUPPLEMENTAL INFORMATION (UNAUDITED)

(in thousands)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2016	2015	2016	2015

OEM Revenue	$125,797	$80,200	$64,357	$43,635
Aftermarket Revenue	32,888	18,208	19,121	9,192
Total Revenue	$158,685	$98,408	$83,478	$52,827

Number of EyeQ units (in thousand)	2,731	1,785	1,409	969
EyeQ average selling price per unit	$44.4	$43.7	$44.5	$43.7

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